

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>Via E-mail</u>
John T. Thomas
President and Chief Executive Officer and Trustee
Physicians Realty Trust
250 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

>   **Re: Physicians Realty Trust**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed June 7, 2013**
>   **File No. 333-188862**

Dear Mr. Thomas:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Financial Statements</u>

<u>For the Period Ended March 31, 2013</u>

1.   We note your response to comment number 11. Please tell us how you determined that the limited partners and or members do not have substantive kick out rights given the terms of the operating agreements outlined within your response.

<u>Consolidated Pro Forma Balance Sheet, March 31, 2013</u>

2.   In your amended filing please address within the Notes to the Unaudited Pro Forma Consolidated Financial Statements the use of proceeds adjustments that have not currently been footnoted.

<u>Financial Statements – Ziegler Healthcare Real Estate Funds</u>
<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Principles of Consolidation, page F-19</u>

3.   We have reviewed your response to comment number 16. Please provide additional information, with citations to all applicable accounting literature, as to the proposed future accounting over the life of the ten year lease. Within your response, please address whether or not this transaction would qualify as a lease inducement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

John T. Thomas
Physicians Realty Trust
June 14, 2013
Page 3

       You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

                                   Sincerely,

                                   /s/ Michael McTiernan

                                   Michael McTiernan
                                   Assistant Director